Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Feishang Anthracite Resources Limited

飛尚無煙煤資源有限公司

(Incorporated in the British Virgin Islands with limited liability)

(Stock code: 1738)

INTERIM RESULTS ANNOUNCEMENT

FOR THE SIX MONTHS ENDED 30 JUNE 2014

FINANCIAL HIGHLIGHTS

FOR THE SIX MONTHS ENDED 30 JUNE 2014

•       Revenue up 216.8% to CNY173.3 million

•       Gross profit up 230.7% to CNY48.8 million

•       Loss attributable to the owners of the Company down 43.5% to CNY125.4 million

•       Basic loss per share was CNY1.01

The board (the “Board”) of directors (the “Directors”) of Feishang Anthracite Resources Limited (the “Company”) announces the unaudited consolidated interim results of the Company and its subsidiaries (collectively the “Group”) for the six months ended 30 June 2014 (the “Reporting Period”) as follows:

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INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS

FOR THE SIX MONTHS ENDED 30 JUNE 2014

		Six months ended 30 June
		2014	2013
	Notes	CNY’000	CNY’000
		(Unaudited)	(Audited)

Revenue	4	173,339	54,716
Cost of sales		(124,523)	(39,953)

Gross profit		48,816	14,763

Selling and distribution expenses		(4,185)	(2,728)
Administrative expense		(44,609)	(57,423)
Impairment loss on property, plant and equipment	6, 10	(66,397)	(184,417)
Other operating expenses		(7)	(1,880)

OPERATING LOSS		(66,382)	(231,685)

Finance costs	5	(74,838)	(43,731)
Interest income		144	977
Non-operating income/(expenses), net		(205)	1,215

LOSS BEFORE INCOME TAX	6	(141,281)	(273,224)

Income tax benefit	7	16,743	50,468

LOSS FOR THE PERIOD		(124,538)	(222,756)

Attributable to:
Owners of the Company	8	(125,358)	(221,947)
Non-controlling interests		820	(809)

		(124,538)	(222,756)

LOSS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY (CNY PER SHARE)

Basic	8	(1.01)	(1.85)

Diluted	8	(1.01)	(1.85)

2

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED 30 JUNE 2014

	Six months ended 30 June
	2014	2013
	CNY’000	CNY’000
	(Unaudited)	(Audited)

LOSS FOR THE PERIOD	(124,538)	(222,756)
Other comprehensive income:
Items to be reclassified to profit or loss in subsequent period:
Foreign currency translation adjustments	536	155

Total other comprehensive income for the period, net of tax	536	155

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD, NET OF TAX	(124,002)	(222,601)

Attributable to:
Owners of the Company	(124,822)	(221,792)
Non-controlling interests	820	(809)

	(124,002)	(222,601)

3

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT 30 JUNE 2014

	Notes	30 June 2014	31 December 2013
		CNY’000	CNY’000
		(Unaudited)	(Audited)

ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	10	2,478,461	2,461,963
Rehabilitation fund		33,725	37,350
Prepayments, deposits and other receivables		121,959	100,658
Deferred tax assets	7	13,112	9,830

TOTAL NON-CURRENT ASSETS		2,647,257	2,609,801

CURRENT ASSETS
Inventories		19,020	14,363
Trade and bills receivables	11	116,345	68,059
Due from related companies		487	–
Corporate income tax refundable		16,865	12,007
Prepayments, deposits and other receivables		29,044	30,584
Pledged and restricted time deposits		137,752	24,864
Cash and cash equivalents		92,212	146,883

TOTAL CURRENT ASSETS		411,725	296,760

TOTAL ASSETS		3,058,982	2,906,561

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade and bills payables	12	254,273	143,246
Other payables and accrued liabilities		80,052	117,315
Interest-bearing bank and other borrowings	13	1,557,650	1,018,550
Due to related companies		172,440	131,000
Interest payable		11,513	15,102
Income tax payable		–	879
Mining rights payables		28,168	38,876

TOTAL CURRENT LIABILITIES		2,104,096	1,464,968

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	Notes	30 June 2014	31 December 2013
		CNY’000	CNY’000
		(Unaudited)	(Audited)

NON-CURRENT LIABILITIES
Interest-bearing bank and other borrowings	13	558,229	889,504
Interest payable		16,100	16,729
Deferred tax liabilities	7	196,779	216,320
Mining rights payables		43,783	55,442
Asset retirement obligations		8,621	8,222

TOTAL NON-CURRENT LIABILITIES		823,512	1,186,217

TOTAL LIABILITIES		2,927,608	2,651,185

EQUITY
Issued capital		973	973
Reserves		36,058	160,880

EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY		37,031	161,853

NON-CONTROLLING INTERESTS		94,343	93,523

TOTAL EQUITY		131,374	255,376

TOTAL LIABILITIES AND EQUITY		3,058,982	2,906,561

5

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2014

1	CORPORATE INFORMATION

The Company is a limited liability company incorporated in the British Virgin Islands (“BVI”) on 6 January 2010. The registered office address of the Company is P.O. Box 173, Kingston Chambers, Road Town, Tortola, BVI.

China Natural Resources, Inc. (“CHNR”) is a BVI holding company incorporated in 1993 with its shares listed on the NASDAQ Capital Market in the United States. The Company was a wholly-owned subsidiary of CHNR until CHNR completed the spin off (“Spin-off”) of its shareholding in the Company and the Company was listed by introduction on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) on 22 January 2014 (the “Listing Date”). After the Spin-off, CHNR’s shareholders hold the equity interest in the Company directly.

CHNR’s principal shareholder is Feishang Group Limited (“Feishang” or the “controlling shareholder”), a company incorporated in the BVI. Mr. Li Feilie, the director and beneficial owner of Feishang, is the chairman and chief executive officer of the Company. In the opinion of the Directors, the ultimate holding company of the Company is Laitan Investments Limited, a company incorporated in the BVI.

The Company is an investment holding company. During the Reporting Period, the Company’s subsidiaries were engaged in the acquisition, construction and development of anthracite coal mines and extraction and sale of anthracite coal.

As at 30 June 2014, the Group had net current liabilities of CNY1,692.4 million (31 December 2013: CNY1,168.2 million) and total assets less current liabilities of CNY954.9 million (31 December 2013: CNY1,441.6 million).

2	BASIS OF PREPARATION AND ACCOUNTING POLICES

The interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” issued by the International Accounting Standards Board (“IASB”) as well as with the applicable disclosure requirements of Appendix 16 of the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the “Listing Rules”).

The interim condensed consolidated financial statements have been prepared on historical cost basis. These financial statements are presented in Chinese Yuan (“CNY”) and all values are rounded to the nearest thousand except when otherwise indicated.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements as at 31 December 2013.

Except as described below, the accounting policies and methods of computation used in the condensed consolidated financial statements for the Reporting Period are the same as those followed in the preparation of the Group’s annual financial statements for the year ended 31 December 2013.

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Significant accounting policies

In the Reporting Period, the Group had applied, for the first time, the following new and revised International Financial Reporting Standards (“IFRSs”) issued by IASB:

IFRS 10, IFRS 12 and IAS 27 (Revised) Amendments	Amendments to IFRS 10, IFRS 12 and IAS 27 (Revised) – Investment Entities
IAS 32 Amendments	Amendments to IAS 32 Financial Instruments: Presentation – Offsetting Financial Assets and Financial Liabilities
IAS 36 Amendments	Amendments to IAS 36 Impairment of Assets – Recoverable Amount Disclosures for Non-Financial Assets
IAS 39 Amendments	Amendments to IAS 39 Financial Instruments: Recognition and Measurement Novation of Derivatives and Continuation of Hedge Accounting
IFRIC 21	Levies

Save as discussed below, the application of the above new and revised IFRSs in the Reporting Period has had no material effect on the amounts reported in these condensed consolidated financial statements and/or disclosures set out in these condensed consolidated financial statements.

The IAS 36 Amendments remove the unintended disclosure requirement made by IFRS 13 on the recoverable amount of a cash-generating unit which is not impaired. In addition, the amendments require the disclosure of the recoverable amounts for the assets or cash-generating units for which an impairment loss has been recognised or reversed during the Reporting Period, and expand the disclosure requirements regarding the fair value measurement for these assets or units if their recoverable amounts are based on fair value less costs of disposal.

Going concern

As of 30 June 2014, the Group had a working capital deficiency of CNY1,692.4 million and undrawn loan facilities totalling CNY180.0 million available to finance its future operations. The Group obtained confirmation letters from the banks for the provision of loan facilities totalling CNY1,950.0 million pursuant to certain conditions.

In the opinion of the Directors, the Group’s forecasts and projections, after taking account of reasonably possible changes in trading performance, operations as well as capital expenditure, and the available bank facilities, support the Group’s ability to continue to operate within the level of its current capacity and the Group is expected to have sufficient liquidity to finance its operations for the next twelve months. Therefore, the financial statements have been prepared on a going concern basis. The going concern basis assumes that the Group will continue in operation for the foreseeable future and will be able to realise its assets and discharge its liabilities and commitments in the normal course of business.

Comparative information

Certain items in the consolidated financial statements have been reclassified to conform to the current period’s presentation to facilitate comparison.

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3.	OPERATING SEGMENT INFORMATION

For management purposes, the Group operates in one business unit based on its products, and has only one reportable segment which is the exploration and mining of coal. The Group conducts its principal operation in the People’s Republic of China (“PRC”). Management monitors the operating results of its business units as a whole for the purpose of making decisions about resources allocation and performance assessment.

Geographic information

The Group’s revenue from external customers is derived solely from its operation in Mainland China, and no non-current assets of the Group are located outside Mainland China.

Information about major customers

During the Reporting Period, sales derived from two customers accounted for 25.3% and 24.0% of the consolidated revenue, respectively. During the six months ended 30 June 2013, sales derived from four customers accounted for 24.5%, 18.7%, 13.6% and 11.6% of the consolidated revenue, respectively.

4.	REVENUE

All of the Group’s revenue is derived solely from the sales of anthracite in Mainland China.

5.	FINANCE COSTS

	Six months ended 30 June
	2014	2013
	CNY’000	CNY’000
	(Unaudited)	(Audited)

Interest on interest-bearing bank and other borrowings	76,161	52,934
Interest on payables for mining rights	2,444	3,235

Total interest expense	78,605	56,169
Less: capitalised interest	(9,733)	(20,446)
Bank charges	5,345	46
Entrusted loan commission fee	222	7,612
Accretion expenses	399	350

	74,838	43,731

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6.	LOSS BEFORE INCOME TAX

The Group’s loss before tax is arrived at after charging/(crediting):

	Six months ended 30 June
	2014	2013
	CNY’000	CNY’000
	(Unaudited)	(Audited)

Crediting:
Interest income on bank deposits	144	977

Charging:
Cost of inventories sold (a)	89,059	29,001
Price adjustment fund	5,169	2,792
Sales tax and surcharge	8,433	1,834
Utilisation of safety fund and production maintenance fund	21,862	6,326

Cost of sales	124,523	39,953

Employee benefit expenses	53,138	32,916

Depreciation, depletion and amortisation:
– Property, plant and equipment	34,711	7,696

Impairment of property, plant and equipment	66,397	184,417

Write down of inventories to net realisable value	–	984

Repairs and maintenance	718	863

Losses arising from temporary suspension of production (b)	3,546	6,389

(a)	Included in the cost of inventories sold are CNY57.5 million for the Reporting Period (six months ended 30 June 2013: CNY21.6 million) relating to employee benefit expenses, and depreciation, depletion and amortisation, and these amounts are also included in the respective amounts disclosed separately above for each type of expense.

(b)	The amount mainly represented the overhead costs incurred during the period of temporary suspension of production implemented by the local governments for inspections as well as the suspension of production in Gouchang Coal Mine according to Guizhou Province’s coal mine consolidation policy issued in March 2013. Moreover, since June 2014, Liujiaba Coal Mine, Zhulinzhai Coal Mine and Dayuan Coal Mine also suspended production temporarily to facilitate inspection or carry out rectification or improvement of certain safety deficiencies so as to ensure their mining operations are in compliance with the requisite safety standards and other conditions required by relevant Administration Bureaus of Work Safety in the PRC.

7.	INCOME TAX AND DEFERRED TAX

	Six months ended 30 June
	2014	2013
	CNY’000	CNY’000
	(Unaudited)	(Audited)

Current – Mainland China	6,080	1,817
Deferred – Mainland China	(22,823)	(52,285)

	(16,743)	(50,468)

9

The Company was incorporated in the BVI and conducts its primary business through its subsidiaries in the PRC. It also has an intermediate holding company in Hong Kong. Under the current laws of the BVI, the Company incorporated in the BVI is not subject to tax on income or capital gains. Hong Kong Profits Tax rate is 16.5% during the Reporting Period. The Company’s Hong Kong subsidiary has both Hong Kong-sourced and non-Hong Kong-sourced incomes. The latter is not subject to Hong Kong Profits Tax and the related expenses are non-tax-deductible. For the Hong Kong-sourced income, no provision for Hong Kong Profits Tax was made as such operation sustained tax losses during the Reporting Period. The PRC subsidiaries’ statutory corporate income tax rate is 25% during the Reporting Period.

The Group’s major deferred tax assets and deferred tax liabilities are as follows:

	At 30 June	At 31 December
	2014	2013
	CNY’000	CNY’000
	(Unaudited)	(Audited)

Deferred tax assets
Accrued liabilities and other payables	3,535	3,662
Capitalised pilot run income	18,949	17,954
Tax losses	23,624	19,859
Others	669	589

	46,777	42,064

Deferred tax liabilities
Depreciation and fair value adjustment of property, plant and equipment	(230,444)	(248,554)

Net deferred tax liabilities	(183,667)	(206,490)

Classification in the consolidated statements of financial position:
Deferred tax assets	13,112	9,830

Deferred tax liabilities	(196,779)	(216,320)

In assessing the recoverability of the Group’s deferred tax assets, management has performed a detailed assessment on the available taxable temporary differences relating to the same taxation authority and the same taxable entity, which will result in taxable amounts against which the deductible temporary differences and unused tax losses can be utilised before they expire. In addition, management has also performed a detailed assessment on these coal mining subsidiaries’ profitability based on their production plans, product mix, forecasted selling prices, and the related production and operational costs, of which strong profits are expected.

Accordingly, management considered it is probable that the Group, in future, will earn sufficient taxable profits to utilise these coal mining subsidiaries’ deductible temporary differences and unused tax losses before they expire and as such, the related deferred tax assets are recognised.

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8.         LOSS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY

	Six months ended 30 June
	2014	2013
	CNY’000	CNY’000
	(Unaudited)	(Audited)

Loss for the period attributable to owners of the Company:	(125,358)	(221,947)

Weighted average number of common shares (’000 shares):
Basic	124,555	120,059

Diluted	124,555	120,059

Loss per share attributable to owners of the Company (CNY per share):
Basic	(1.01)	(1.85)

Diluted	(1.01)	(1.85)

Pursuant to the resolutions in writing passed by the Directors on 6 December 2013, the Company increased its authorised share capital under which it may issue an aggregate of: (i) a maximum of 50,000 ordinary shares of one class with a par value of US$1.00 each; and (ii) a maximum of 1,000,000,000 ordinary shares of one class with a par value of HK$0.01 each (the “Listco Shares”), pursuant to which CHNR completed the subscription for 124,554,580 Listco Shares of the Company with a par value of HK$0.01 each at a total consideration of HK$98.4 million. The transaction was completed on 12 December 2013. Subsequently on 12 December 2013, the Company repurchased the one share with a par value of US$1.00 in the Company held by CHNR at par and simultaneously, the Company reduced its authorised but unissued share capital by the cancellation of the entire class of 50,000 ordinary shares with a par value of US$1.00 each. The weighted average number of ordinary share for the six months ended 30 June 2013 has been adjusted retroactively to reflect the impact of the bonus element of the issue of shares in December 2013.

The Company did not have any potential diluted shares throughout the Reporting Period. Accordingly, the diluted loss per share amount was the same as the basic loss per share amount.

9.       DIVIDEND

No dividend has been paid or declared by the Company since its incorporation.

10.      PROPERTY, PLANT AND EQUIPMENT

During the Reporting Period, the additions of property, plant and equipment (excluding transferred from construction in progress) and construction in progress amounted to CNY17.7 million (six months ended 30 June 2013: CNY27.3 million) and CNY99.9 million (six months ended 30 June 2013: CNY124.2 million), respectively.

As at 30 June 2014, certain mining rights with a carrying amount of CNY503.0 million (31 December 2013: CNY798.7 million) were pledged to secure bank loans with a carrying amount of CNY432.6 million (31 December 2013: CNY485.9 million).

As at 30 June 2014, certain buildings with a carrying amount totalling CNY64.0 million were without title certificates. The Group has obtained the relevant confirmation letters issued by the local authorities confirming that they will not impose any penalties in connection with the construction of these buildings, and that the Group may continue to use these buildings in accordance with the current uses. The Directors are of the view that the Group is entitled to lawfully and validly occupy and use the above-mentioned buildings. The Directors are also of the opinion that the aforesaid matters do not have any significant impact on the Group’s financial position as at 30 June 2014.

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Interest expenses of CNY9.7 million (six months ended 30 June 2013: CNY20.4 million) arising from borrowings attributable to the construction of property, plant and equipment were capitalised at annual rates varying 6.00% to 8.52% and were included in “additions” to construction in progress and mining rights during the Reporting Period.

Operations have been temporarily suspended at Dayuan Coal Mine since June 2014 to carry out rectification of certain safety deficiencies or related improvement so as to ensure its mining operations are in compliance with the requisite safety standards and other conditions required by relevant Administration Bureaus of Work Safety in the PRC. Dayuan Coal Mine was designated as a single Cash Generating Unit (“CGU”). The carrying value of the long-term assets was compared to the recoverable amount of the CGU, which was based predominantly on the fair-value-less-costs-of-disposal (“FVLCD”) approach. FVLCD calculations use pre-tax cash flow projections. Other key assumptions applied in the impairment tests include the production volume, expected coal price, coal product mix, product cost and related expenses. Management determined that these key assumptions were based on past performance and their expectations on market development. Further, the Group adopts a pre-tax rate of 13.12% (six months ended 30 June 2013: 15.05%) that reflects specific risks related to CGU as discount rates. For the Reporting Period, impairment loss for property, plant and equipment of CNY66.4 million (six months ended 30 June 2013: CNY184.4 million) was recognised for Dayuan Coal Mine in the condensed consolidated statement of profit or loss.

11.       TRADE AND BILLS RECEIVABLES

	At 30 June	At 31 December
	2014	2013
	CNY’000	CNY’000
	(Unaudited)	(Audited)

Trade receivables	96,345	57,149
Less: provision for impairment	–	–

	96,345	57,149
Bills receivables	20,000	10,910

	116,345	68,059

A credit period of up to three months is granted to customers with an established trading history with the Group, otherwise sales on cash terms or payment in advance is required. Trade receivables are non-interest-bearing.

An aged analysis of the trade receivables as at the end of the period, based on the invoice date, is as follows:

	At 30 June	At 31 December
	2014	2013
	CNY’000	CNY’000
	(Unaudited)	(Audited)

Within 3 months	91,349	48,933
3 to 6 months	1,583	5,206
6 to 12 months	3,311	2,966
Over 12 months	102	44

	96,345	57,149

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The aged analysis of the trade receivables that are not individually nor collectively considered to be impaired is as follows:

	At 30 June	At 31 December
	2014	2013
	CNY’000	CNY’000
	(Unaudited)	(Audited)

Neither past due nor impaired	91,349	48,933
Within one year past due	4,894	8,172
More than one year past due	102	44

Trade receivables, net	96,345	57,149

Receivables that were past due but not impaired relate to a number of independent customers that have a good track record with the Group. Based on past experience, the Directors are of the opinion that no provision for impairment is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered fully recoverable.

Bills receivables are bills of exchange with maturity dates of less than one year.

12.      TRADE AND BILLS PAYABLES

	At 30 June	At 31 December
	2014	2013
	CNY’000	CNY’000
	(Unaudited)	(Audited)

Trade payables	132,521	134,382
Bills payables	121,752	8,864

	254,273	143,246

The aged analysis of trade payables is as follows:

	At 30 June	At 31 December
	2014	2013
	CNY’000	CNY’000
	(Unaudited)	(Audited)

Within one year	127,285	129,069
More than one year	5,236	5,313

	132,521	134,382

Bills payables are bills of exchange with maturity of less than one year. Time deposits of CNY121.8 million (31 December 2013: CNY8.9 million) were pledged to secure the bank bills as of 30 June 2014.

The trade payables are non-interest-bearing and are normally settled on a term of three to six months other than those due to construction related constructors, which are repayable on terms ranging from three months to approximately one year.

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13.      INTEREST-BEARING BANK AND OTHER BORROWINGS

	At 30 June	At 31 December
	2014	2013
	CNY’000	CNY’000
	(Unaudited)	(Audited)

Current
Bank and other borrowings – guaranteed	601,000	876,000
Bank and other borrowings – unsecured	430,000	–
Current portion of long term bank and other borrowings – secured and guaranteed	135,000	100,000
Current portion of long term bank and other borrowings – guaranteed	391,650	42,550

	1,557,650	1,018,550

Non-current
Bank and other borrowings – guaranteed	72,000	360,000
Bank and other borrowings – secured and guaranteed	297,629	385,904
Bank and other borrowings – unsecured	188,600	143,600

	558,229	889,504

	2,115,879	1,908,054

Certain of the interest-bearing bank and other borrowings are secured by:

1)	Pledges over the Group’s mining rights with a carrying amount of CNY503.0 million (31 December 2013: CNY798.7 million) as of 30 June 2014;

2)	Pledges over the Company’s equity interest in Guizhou Puxin Energy Co., Ltd., and Guizhou Dayun Mining Co., Ltd.; and

3)	Pledges over certain of the Group’s time deposits with a carrying amount of CNY16.0 million as of 30 June 2014 (31 December 2013: CNY16.0 million).

In addition, Mr. Li Feilie has guaranteed certain of the Group’s interest-bearing bank and other borrowings up to CNY706.3 million (31 December 2013: CNY658.5 million) as of 30 June 2014. In addition, the Group’s fellow subsidiaries have guaranteed certain of the Group’s interest-bearing bank and other borrowings up to CNY1,221.3 million (31 December 2013: CNY1,073.5 million) as of 30 June 2014.

All borrowings are denominated in CNY.

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MANAGEMENT DISCUSSION AND ANALYSIS

BUSINESS REVIEW

The macro economy in Mainland China slowed down its pace of growth in the first half year of 2014, and the gross domestic product growth rate fell to 7.4% year on year. The coal market in the PRC was in oversupply owing to multiple factors, such as a slowdown in economic growth which constrained the growth of domestic coal demand, the rapid development of production capacity, a rise in coal imports and the energy restructuring implemented by the government. Coal price lingered at low levels and China Coal Price Index fell by 16.6% in the first half year of 2014.

The outlook for Guizhou coal market in which the Group located was not optimistic either. Although the coal price in Guizhou was affected by the surrounding coal market in the first quarter of 2014, the seasonal increase in demand for thermal coal helped restrain the fall in the coal price. However the overall coal price in Guizhou dropped sharply in the second quarter of 2014 and the purchase price of major power plants declined by 15% to 20%, because of the recovery of coal supply and an increase in hydropower as a result of the abundant rain. In the meanwhile, Guizhou province carried out desulfurization and denitration transformation in coal-fired units in order to strengthen environmental protection, thus limiting the coal demand for power plants and resulting in inventory pile-up and coal price declining. As a consequence of the negative impact of the thermal coal market, the sluggish growth of chemical raw materials demand caused by a slowdown in economic growth and the decline of chemical coal price in response to the fall in thermal coal price, Jinsha lump anthracite price in Guizhou province decreased by approximately 16%.

Two coal mine accidents unrelated to the Group occurred in Liuzhi Special District, Guizhou province, the PRC in May and June 2014, so the production of all coal mines in Liuzhi Special District (including Liujiaba Coal Mine and Zhulinzhai Coal Mine) was temporarily suspended as required by the local regulatory authorities to facilitate inspection. The production of Dayuan Coal Mine was also suspended immediately to carry out rectification or improvement of certain safety deficiencies so as to ensure its mining operations are in compliance with the requisite safety standards and other conditions. In addition, as disclosed in the listing document of the Company dated 31 December 2013 (the “Listing Document”), the operation of Gouchang Coal Mine had been suspended since March 2013. The permitted annual production capacity of the four temporarily suspended coal mines, namely Liujiaba Coal Mine, Zhulinzhai Coal Mine, Dayuan Coal Mine, and Gouchang Coal Mine, in aggregate accounted for approximately 42% of the Group’s total permitted annual production capacity. The aforesaid temporary suspension of productions adversely affected our business, financial position and results of operations in the first half year of 2014, despite the positive contribution of Yongsheng Coal Mine. The adverse effect of the temporary suspension would continue as long as such suspension of productions remains in place.

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In addition, the Guizhou government has introduced a number of measures to encourage the consolidation of the coal mining industry and announced plans to eliminate small-scaled coal mines in Guizhou province with an annual production capacity of below 300,000 tonnes for each single mine, reduce the total number of coal mining enterprise groups in Guizhou province to below 100, and reduce the total number of coal mines in Guizhou province to approximately 1,000 by 2015. On 6 June 2014, Guizhou Feishang Energy Co., Ltd. (“Feishang Energy”) was officially designated as a coal mine consolidator in Guizhou province. As disclosed in the Listing Document, the Company’s indirect wholly-owned subsidiary, Guizhou Puxin Energy Co., Ltd., as an affiliated entity of Feishang Energy, will be deemed as a coal mine consolidator. The consolidation, to some extent, could resolve the problem of overcapacity, enable the production capacity to be better adjusted by the market force, and promote the production capacity of the whole industry to achieve an appropriate balance. Also, its role as a coal mine consolidator could consolidate the strength and position of the Group in Guizhou province and could put the Group in a favourable position in the process of the merger and reorganization.

Despite the hostile external economic environment, the Group managed to pay close attention to safety production, tap the potential in management and make full use of the existing production capacity. Owing to the commencement of commercial run of Yongsheng Coal Mine in February 2014, the Group’s total sales volume amounted to 631,075 tonnes and the total gross profit amounted to CNY48.8 million in the first half year of 2014, representing an increase of 236.7% and 230.7%, respectively as compared to the same period last year. In addition, the construction of Jinsha shipping port has begun, and the constructions of Jinsha coal washing plant and Dayun Coal Mine have been proceeding. All these developments have laid a good foundation for the Group for increasing production capacity, providing diversified product mix, improving product competitiveness, and reducing transportation cost.

FINANCIAL REVIEW

Revenue

The Group’s revenue increased by 216.8% from CNY54.7 million for the six months ended 30 June 2013 to CNY173.3 million for the Reporting Period. The increase was mainly attributable to the commercial run of Yongsheng Coal Mine. The sales volume surged from 187,432 tonnes for the six months ended 30 June 2013 to 631,075 tonnes for the Reporting Period, representing a rise of 236.7%. However, the average selling price of anthracite coal slightly decreased from CNY291.9 per tonne for the six months ended 30 June 2013 to CNY274.7 per tonne for the Reporting Period due to the downward pressure on domestic economy and coal market.

Cost of Sales and Unit Production Cost

The Group’s cost of sales for the Reporting Period was CNY124.5 million, representing an increase of CNY84.5 million, or approximately 211.7%, as compared with CNY40.0 million in the corresponding period of 2013. This was mainly due to the rise in sales volume in the Reporting Period.

Labour costs during the Reporting Period were CNY53.2 million, representing an increase of CNY35.4 million, or approximately 199.6%, as compared with CNY17.8 million in the corresponding period of 2013. The increase in labour costs was lower than the rise in the sales volume of the Group’s anthracite products during the Reporting Period because, as production expanded, the Group’s mine operation started to realize economies of scale.

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Material, fuel and energy costs during the Reporting Period were CNY25.1 million, an increase of CNY13.9 million or approximately 124.6% as compared with CNY11.2 million in corresponding period of 2013. The increase in material, fuel and energy costs was lower than the rise in the sales volume of the Group’s anthracite products during the Reporting Period as the Group’s mine operation started to realize economies of scale.

Depreciation and amortisation during the Reporting Period were CNY30.5 million, representing an increase of CNY25.0 million, or approximately 453.2%, as compared with CNY5.5 million in corresponding period of 2013. The higher increase in depreciation and amortisation during the Reporting Period was caused by the larger depreciable basis arising from the transfer of construction in progress to property, plant and equipment subsequent to the commercial run of Yongsheng Coal Mine, as well as the increase of production volume which triggered higher depreciation of mining related assets by using units-of-production method.

Sales tax and levies during the Reporting Period were approximately CNY13.6 million, an increase of CNY9.0 million or approximately 195.9% as compared with CNY4.6 million in corresponding period of 2013. The increase in sales tax and levies was lower than the rise in the sales volume of the Group’s anthracite products during the Reporting Period as the Coal Price Adjustment Fund Management Committee of Guizhou Province reduced the price adjustment fund in Guizhou by CNY10 per tonne since August 2013.

The following table set out the unit production cost of the Group:

	For the six months ended
	2014	2013
Cost Items	CNY/tonne	CNY/tonne

Labour costs	84.9	100.7
Materials, fuel and energy	40.4	62.3
Depreciation and amortization	49.1	30.9
Other production-related costs	3.3	5.6

Total production cost	177.7	199.5

Gross Profit and Gross Margin

As a result of the foregoing, the gross profit increased by 230.7% from CNY14.8 million for the six months ended 30 June 2013 to CNY48.8 million for the Reporting Period. The gross margin only slightly increased from 27.0% for the six months ended 30 June 2013 to 28.2% for the Reporting Period. This was mainly attributable to the lower labour and materials costs, but the positive effect was, to a large extent, offset by the lower coal selling price as a result of the current sluggish coal market.

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Loss Attributable to the Owners of the Company

The loss attributable to the owners of the Company for the Reporting Period was CNY125.4 million, a drop of CNY96.5 million from the loss of CNY221.9 million for the six months ended 30 June 2013. This was mainly attributable to (i) the CNY118.0 million reduction in impairment loss of coal mine from CNY184.4 million for Gouchang Coal Mine to CNY66.4 million in connection with the temporary suspension of Dayuan Coal Mine for the Reporting Period; (ii) the increase of CNY34.1 million in gross profit resulting from the increase in sales volume; and (iii) the decrease of CNY12.8 million in administrative expenses resulting from the decrease in expenses related to the preparation for the listing of the Company on the Hong Kong Stock Exchange; notwithstanding a decrease of CNY33.7 million in income tax benefit and an increase of CNY31.1 million in finance cost as a result of the rise in interest-bearing borrowings during the Reporting Period.

Liquidity, Financial Resources and Capital Structure

As of 31 December 2013 and 30 June 2014, the Group had net current liabilities of CNY1,168.2 million and CNY1,692.4 million, respectively. All the borrowings are denominated in CNY. The Group has not engaged in any foreign currency contract to hedge the potential foreign currency exchange exposure. The Group intends to fund the cash requirements with additional short-term and long-term bank and other borrowings.

As at 30 June 2014, the Group had cash and cash equivalents of approximately CNY92.2 million.

The interest-bearing loans consist of short-term and long-term bank and other borrowings. As at 30 June 2014, the total outstanding amount of the Group’s short-term bank and other borrowings and the current portion of the Group’s outstanding long-term bank borrowings were CNY1,557.7 million. The Group had total outstanding long-term bank borrowings (excluding the current portion) of approximately CNY558.2 million.

CAPITAL COMMITMENTS

As at 30 June 2014, the Group had contractual capital commitments in respect of coal mine under construction and development amounting to CNY79.3 million.

CONTINGENT LIABILITIES

As at 30 June 2014, except for the bank borrowings, the Group did not have any loan capital or debt securities issued or agreed to be issued, outstanding bank overdrafts and liabilities under acceptances or other similar indebtedness, debentures, mortgages, charges or loans or acceptance credits, finance leases or hire purchase commitments or guarantees or material contingent liabilities.

GEARING RATIO

As at 31 December 2013 and 30 June 2014, the gearing ratio (which is calculated by dividing total interest-bearing debt by total capital at the end of the year/period and multiplying by 100%) was 88.7% and 94.3%, respectively. The gearing ratio increased in 2014 as the Group increased interest-bearing borrowings to support the growth of business and finance the capital expenditure.

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INTERIM DIVIDEND

In order to retain resources for the Group’s business development, the Board does not declare an interim dividend for the Reporting Period (six months ended 30 June 2013: Nil).

EMPLOYEES AND REMUNERATION POLICIES

As at 30 June 2014, the Group employed approximately 255 full time employees (not including 1,544 workers provided by third party labour agencies) for its principal activities. The Group recognizes the importance of high caliber and competent staff and continues to provide remuneration packages to employees with reference to prevailing market practices and individual performance. Other various benefits, such as medical and retirement benefits, are also provided. In addition, share options may be granted to eligible employees of the Group in accordance with the terms of the share option scheme adopted by the Company.

PROSPECTS

It is expected that the coal oversupply situation in the PRC would begin to ease, and coal prices and coal production would become gradually steady going forward, as the enterprises with lower production capacity have been shut down by the government, and the advantage of import coal price has been weakened. Once the upgrade of the power plants in Guizhou have been completed, we expected that it will have a positive impact on the Group. Nevertheless we believe that the coal market in the PRC still faces certain unstable and uncertain issues and the downward pressure on the economy will remain in the near future.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SHARES

There was no purchase, sale or redemption of the Company’s listed shares by the Company or any of its subsidiaries since the Listing Date and up to 30 June 2014.

CORPORATE GOVERNANCE

Since the Listing Date and up to 30 June 2014, the Company has complied with the code provisions as set out in the Corporate Governance Code (the “CG Code”) contained in Appendix 14 of the Listing Rules, save and except for the following code provisions.

Chairman and Chief Executive

Mr. LI Feilie is the chairman and chief executive officer of the Company. He is mainly responsible for the Group’s overall strategies, planning, management and business development. Code provision A.2.1 of the CG Code stipulates that the roles of the chairman and chief executive should be separate and should not be performed by the same individual. The Company deviates from this code provision of the CG Code with Mr. LI Feilie being the chairman and chief executive officer of the Company concurrently. The Board considers this arrangement is appropriate as it allows for efficient discharge of the executive functions of the chief executive officer. The Board believes that the balance of power and authority is adequately ensured by the operations of the Board which comprises experienced and high-calibre individuals including three independent non-executive Directors offering independent advice from different perspectives. In addition, major decisions are made after consultation with the Board and appropriate Board committees, as well as senior management. The Board is therefore of the view that there are adequate balance and safeguards in place.

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Attendance of Chairmen of Board Committees at General Meeting

Code provision E.1.2 stipulates the chairman of the board should attend the annual general meeting. He should also invite the chairmen of the audit, remuneration, nomination and any other committees (as appropriate) to attend. In their absence, he should invite another member of the committee or failing this his duly appointed delegate, to attend. Mr. HUANG Zuye, chairman of the Nomination Committee, as well as Mr. GU Jianshe, former chairman of the Remuneration Committee and Corporate Social Responsibility Committee, did not attend the annual general meeting of the Company held on 30 May 2014 due to travel document issue.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules as the code of conduct regarding securities transactions by the Directors. Having made specific enquiry of all the Directors, the Company confirmed that since the Listing Date and up to 30 June 2014, all the Directors have complied with the required standard set out in the Model Code.

REVIEW OF INTERIM RESULTS

The Company has an audit committee (“Audit Committee”) which was established in accordance with the requirements of the Listing Rules for the purposes of reviewing and providing supervision over the Group’s financial reporting process and internal controls. The Audit Committee comprises three independent non-executive Directors. The members of the Audit Committee are Mr. LO Kin Cheung, Mr. HUANG Zuye and Mr. HUANG Songzhong. The Audit Committee meets regularly with the Company’s senior management and the Company’s auditors to consider the Company’s financial reporting process, the effectiveness of internal controls, the audit process and risk management. The Audit Committee has reviewed the Group’s unaudited condensed financial statements for the Reporting Period.

The interim condensed financial statements of the Group for the Reporting Period has not been audited, but has been reviewed by the Company’s auditors, Ernst & Young in accordance with Hong Kong Standards on Review Engagement 2410.

PUBLICATION OF INTERIM REPORT

The interim report of the Company for the Reporting Period containing all the relevant information required by Appendix 16 to the Listing Rules and other applicable laws and regulations will be dispatched to the shareholders of the Company and published in the designated website of the Hong Kong Stock Exchange and the website of the Company in due course.

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APPRECIATION

On behalf of the Board, I would like to take this opportunity to express our gratitude to all staff for their devoted efforts and hard work.

By Order of the Board
Feishang Anthracite Resources Limited
LI Feilie
Chairman

Hong Kong, 29 August 2014

As at the date of this announcement, the Executive Directors are Mr. LI Feilie (Chairman and Chief Executive Officer), Mr. HAN Weibing (Chief Operating Officer), Mr. WAN Huojin (Chief Technical Officer), Mr. TAM Cheuk Ho and Mr. WONG Wah On Edward; and the Independent Non-executive Directors are Mr. LO Kin Cheung, Mr. HUANG Zuye and Mr. HUANG Songzhong.

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